EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts, unaudited)

	12 Weeks Ended
	3/25/06	3/19/05
Earnings:

Income before income taxes	$1,415	$1,285

Unconsolidated affiliates interests, net	(41)	(35)

Amortization of capitalized interest	1	1

Interest expense	62	50
Interest portion of rent expense (a)	19	20

Earnings available for fixed charges	$1,456	$1,321

Fixed Charges:

Interest expense	$ 62	$ 50

Capitalized interest	3	1
Interest portion of rent expense (a)	19	20

Total fixed charges	$ 84	$ 71

Ratio of Earnings to Fixed Charges (b)	17.43	18.61

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.
(b)	Based on unrounded amounts.